KCI KONE[redacted]ES

FILE 82-4297

[redacted]

05005988

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

11 Februai

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Release s published by the Company on 11 February, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

Liisa Siren
Secretary

3/2

KCI KONECRANES GROUP FULL YEAR 2004: SOLID GROWTH

Full year 2004 Results:
New orders: up 20 % (with constant currencies +24%) indicating market and market share growth. Trend accelerating: Q4/04 +41 % over Q4/03.
Sales will follow: now +9.5 % (constant currencies +12.3 %)
EBIT up 9.7 %.
Restructuring lifted profits with approx. EUR 10 million.
The declining US dollar burdened profits with same amount, thus eliminating restructuring gains.
Future: strong growth in all aspects.
Stig Gustavson proposed Chairman, Pekka Lundmark as President & CEO, as of 17 June.
Board's dividend proposal 1.05 EUR/share.

Million EUR SALES	1-12/ 04	%	1-12/ 03	%	Change %	Change % at comp. currency rates
Maintenance Services	344.6		338.8		1.7	4.9
Standard Lifting Equipment	231.2		212.3		8.9	12.0
Special Cranes	214.1		178.6		19.9	21.6
Internal Sales	-62.0		-65.2		-5.0	-1.1
Sales total	728.0	100	664.5	100	9.5	12.3
Operational EBITA	39.4	5.4	37.4	5.6	5.3	
Operating income before restructuring	37.4	5.1	34.1	5.1	9.7	
Restructuring costs	-0.0		-12.6			
Operating income	37.4	5.1	21.5	3.2	74.1	
Financial income and expenses	-3.6		-2.6		39.7	
Income before taxes and extraordinary items	33.7	4.6	18.9	2.8	78.9	
Extraordinary items	-0.0		-8.1			
Taxes	-10.7		-4.0			
Net income	23.0	3.2	6.7	1.0	243.9	
Earnings per share (EUR)	1.64		0.88		86.4	
Dividend per share (EUR)	1.05(1		2.00(2			

ORDERS RECEIVED				
Maintenance Services	308.4	269.0	14.7	18.5
Standard Lifting Equipment	246.6	220.3	11.9	15.5
Special Cranes	243.7	184.9	31.8	34.0
Internal Orders	-61.9	-62.4	-0.8	2.4
Orders received total	736.9	611.9	20.4	23.8
Order book at end of period	298.8	211.2	41.5	48.2

1) Board's proposal
2) 1 EUR by decision of ordinary and 1 EUR of extraordinary general meeting

Fourth Quarter performance

Million EUR	10-12/ 04	%	10-12/ 03	%	Change %
SALES					
Maintenance Services	105.1		99.6		5.6
Standard Lifting Equipment	73.4		64.5		13.9
Special Cranes	81.7		45.1		81.0
Internal Sales	-19.9		-15.9		24.6
Sales total	240.4	100	193.2	100	24.4
Operational EBITA	21.2	8.8	18.0	9.3	17.4
Operating income before restructuring	20.6	8.6	16.9	8.7	21.8
Restructuring costs	-0.0		-5.6		
Operating income	20.6	8.6	11.3	5.8	82.4
Financial income and expenses	-2.1		-0.8		148.4
Income before taxes and extraordinary items	18.5	7.7	10.4	5.4	77.1
Extraordinary items	0.0		0.1		
Taxes	-5.7		-4.0		
Net income	12.8	5.3	6.5	3.4	95.3
Earnings per share (EUR)	0.91		0.46		97.8
ORDERS RECEIVED					
Maintenance Services	81.5		59.8		36.3
Standard Lifting Equipment	58.9		56.0		5.3
Special Cranes	86.1		50.6		70.1
Internal Orders	-14.0		-15.6		-9.8
Orders received total	212.6		150.9		40.9

Comment on 2004:

The Group developments in 2004 were good: The orders intake, starting to increase already in 2003, remained strong, even accelerating through the year. Efficiency improvements supported stronger margins, however the declining US-dollar eliminated the effect of the restructuring savings. Two acquisitions were made, further supporting future growth.

Future prospects:

Market picture remains mixed: In America, investments into production equipment are improving but not buoyant, in Europe and Scandinavia markets are on a low level, in Asia-Pacific there is real growth. The good order intake indicates market share gains.

The Group entertains a positive view on the immediate future. 2005 started with a high order backlog. New orders continue on high level. USD development expected to continue to burden results.

On both of its main markets, industry and harbours, the Group's cranes and maintenance are positioned in the premium segment. Going forward, the Group's growth is supported by both market growth and a growing share for the chosen segment.

General business development

(Numbers in brackets are corresponding values in 2003 unless otherwise indicated.) The turn to growth in orders and order book, which took place in 2003, continued and strengthened during the year. The order intake grew to EUR 736,9 million (611,9) or 20.4 %. At constant currencies the growth was 23.8 %.

At yearend 2004 the total value of the order backlog was EUR 298.8 million (211.2) or 41.5 % higher than at the end of the previous year. At constant currencies both orders and order backlog stood at record high levels.

External and internal factors contribute to the positive development. The market development in all main markets was positive; the growth continued in Asia, especially in China, and in Eastern Europe. There was a turn to improving market sentiments in North America as the industry capacity utilization ratios improved. The decline in the Western and Central European markets indicated a levelling-off. Among various industries the strongest development took place in primary metal industries and related mining, transportation and power industries as well as in harbours.

The main internal contributors to the positive development were related to the sales and marketing, R&D, personnel development and restructuring actions.

Group sales and operating income turned to growth in 2004. Determined work to improve profitability will continue.

Sales

Group sales was EUR 728.0 million (664.5), which means 9.5 % increase compared to 2003. The growth was 12.3 % at constant currencies. All Business Areas contributed to the growth. Counted in constant currencies the strongest growth occurred in Asia and Australia, but there was growth also in America and in Europe as a whole.

Profitability

The Group's operating income was EUR 37.4 million (21.5), which is EUR 15.9 million or 74.1 % more than in 2003. The operating margin was 5.1 % (3.2). Excluding EUR 12.6 million restructuring costs, which burdened operating income in 2003, the growth was 9.7 % and the operating margin stayed at previous year's level. Various actions were taken to improve the Group's cost competitiveness. The profitability was burdened by the declining US dollar exchange rate. The growth in operating income is mainly attributable to the sales growth.

There is a more detailed analysis on profitability in the review by Business Area.

The operating income before goodwill amortizations (EBITA) was EUR 39.4 million (24.8) and the operating income before depreciations and amortizations (EBITDA) was EUR 52.0 million (38.0). The corresponding operating income margins were as follows: EBITA 5.4 % (3.7) and EBITDA 7.1 % (5.7).

The net of financing income and costs was a cost of EUR 3.6 million (2.6). The growth in financing costs was mainly caused by higher working capital financing due to the growth and acquisitions.

The Group's income after financing items was EUR 33.7 million (18.9). Income taxes were EUR 10.7 million (4.0) corresponding to an effective tax rate of approximately 31.8 % (37.0) for the year.

Group net income or the income after taxes was EUR 23.0 million (6.7) and earnings per share (EPS) 1.64 (0.88) accordingly.

The Group's return on capital employed was 15.9 % (10.8) and the return on equity was 14.8 % (7.5). The improvement in capital return ratios is mainly due to improved results.

Both sales and operating income grew during the year towards the yearend. This seasonal pattern is typical for the Group. The sales during the last quarter reached 240.4 million, which is record high and the operating income at EUR 20.6 million also set a new record for operational income in one quarter.

Cash flow and balance sheet

The free cash flow was EUR 39.1 million (32.7), which is 19.6 % more than it was one year ago. The cash flow from operations (after the change in working capital) was EUR 4.2 million (24.2), which is clearly less than year ago. This is due to increase in working capital (especially work in progress, other inventories and accounts receivables) as a consequence of the fast growth.

In total EUR 33.8 million (17.3) of cash was used to cover capital expenditures including acquisitions. Thereby the cash flow before financing was EUR -29.6 million (+6.9). The capital expenditures excluding acquisitions were EUR 7.9 million (15.2). The comparable number in 2003 includes the acquisition of own shares to the amount of EUR 5.5 million.

The parent company paid EUR 28.1 million (13.3) in dividends. This amount includes also an extraordinary dividend of EUR 14.1 million (1 euro/share) paid in 2004 on the basis of the confirmed 2003 balance sheet.

The Group's interest bearing debt was EUR 123.9 million (57.1), and the interest bearing net debt was EUR 103.3 million (43.8). Gearing was 67.2 % (27.8) and the solidity ratio was 34.3 (42.6).

The Group's EUR 100 million committed back-up financing facility was totally unused at the yearend.

Currencies

The continued strengthening of the euro (especially against the US dollar) had a certain effect on the Group's euro nominated orders, sales and operating income development (translational effect). At constant currencies orders grew by 23.8 % (reported growth 20.4 %), sales 12.3 % (reported growth 9.5 %) and operating income 77.7 % (reported growth 74.1 %). Compared to the previous year operating income in euros was effected negatively by approx. EUR 0.5 million because of this translational effect.

The transactional effect through export from the euro-area in other currency areas (especially to US dollar areas) had a much greater influence on the operating income compared to the translational effect. This has been explained in more detail in the General business development section and in the Review by Business Area.

The average consolidation rates of some important currencies developed in accordance wit table 1 (currency/euro):

Table 1	Average rate 2004	Average rate 2003	Change %
USD	1.2437	1.13154	-9.02
CAD	1.616	1.5822	-2.09
GBP	0.6786	0.6922	2.00
CNY (Chinese Yuan)	10.358	9.4309	-8.95
SGD	2.1011	1.9712	-6.18
SEK	9.1244	9.1271	0.03
NOK	8.3666	8.0059	-4.31
AUD	1.6912	1.7385	2.80

The Group continued its currency risk management policy of hedging. Hedging was mainly carried out through forward exchange transactions. The ultimate goal for the hedging policy is to minimise currency risk relating to order book margins. Additionally, hedging allows time to take necessary actions in case of notable and relatively permanent exchange rate changes.

Capital expenditure

The Group's capital expenditures to tangible assets excl. fixed assets and goodwill of acquired operations were EUR 9.3 million (8.6). These capital expenditures consist mainly of machines, equipment and information technology and their nature is mainly related to replacement investments. Capital expenditures to intangible assets (excl. acquired operations), shares in joint venture companies or minority holdings amounted to EUR 2.4 million (3.7). In total these capital expenditures were EUR 11.8 million (12.4), which is approx. EUR 0.7 million less compared to corresponding depreciation.

Research and development

Product development

Total direct R&D costs in the Group were EUR 8.5 million (7.9), up with 7.6 % from the previous year. This represents approx. 3.5 % of the production value of the related production and is on the previous year's level.

The development of a new heavy hoisting trolley for ladle handling in steel mills was completed. Also the first deliveries of the new hoisting trolley took place in 2004.

The main emphasis in R&D is now on the development of maintenance technologies with a specific focus on heavy duty crane applications in process industries and in harbours.

Human resource development

The Group invested in personnel training and development approx. 8,000 training days. On average this corresponds to approx. two training days per every employee. The training programs continued on all levels of the organisation including technical and sales training, special training for middle management and experts (KCI Academy's 7th run) as well as top executive development. The development of a new top management program continued in 2004, now with the London Business School.

Personnel

At the end of 2004 the Group employed 4511 (4350) persons. The acquisition of SMV Lifttrucks AB and personnel increases in the new markets, especially in China, increased the number of employees. On the other hand, efficiency improvement actions decreased the number of Group's own personnel.

Review by Business Area

Maintenance Services

Maintenance Services sales was EUR 344.6 million (338.8), which is an increase of 1.7 % over 2003. The growth was 4.9 % counted at comparable currency rates. The operating income was EUR 23.3 million (22.4) and the operating income margin 6.8 % (6.6).

There was a clear growth in sales and improvement in profitability in the Maintenance Services field operations, especially relating to industrial crane maintenance (approx. 80 % of total Maintenance Services). The maintenance contract base grew both in terms of value and equipment quantity. The retention rate of the contract base increased clearly although the churn rate still stayed at relatively high level. These developments together with sales growth in field services contributed positively to results.

Both sales and operating income decreased in harbour crane maintenance and modernisation activities (approx. 20 % of total Maintenance Services). Partly this is a sales periodising issue relating to large projects, which have increased the order backlog by almost 80 % during the year. Partly this was a reflection of disalignment between resources needed and resources existing. This resulted changes in personnel and also cuts in the employment, which burdened profitability.

The drop in the value of US dollar related currencies had a negative translational effect, approx. EUR 0.5 million, on operating income.

The quarterly operating income margins improved towards the yearend. Q4/2004 operating income on sales was 10.3 % (10.1).

The total order intake in Maintenance Services was EUR 308.4 million (269.0), up 14.7 % and at comparable currency rates 18.5 %. Orders grew both in field operations and modernisations. The maintenance contract base included 224,825 lifting equipment at yearend. This is up by 7.2 % compared to 209,769 equipment at the end of 2003.

The number of employees in Maintenance Services at yearend was 2685 (2622).

Standard Lifting Equipment

Standard Lifting Equipment sales was EUR 231.2 million (212.3). The growth was 8.9 % or 12 % counted at constant currencies. The operating income was EUR 21.0 million (17.6), which is EUR 3.4 million or 19.5 % higher than in 2003. The operating income margin was 9.1 % (8.3).

The profitability improvement was based on sales growth and lower unit costs. The negative impact of the stronger euro was approx. EUR 6 million. The purchase price increases and difficulties in getting certain materials and components also affected operating income negatively to some extent. The Group has aimed to transfer material price increases to sales prices in full.

Quarterly operating income margins improved toward the yearend and were better in each quarter compared to corresponding quarters in 2003. The operating income margin during the last quarter was 10.4 % (9.9).

The order intake was EUR 246.6 million (220.3), up by 11.9 % or 15.5 % at constant currencies. The yearend value of the order backlog was 25.9 % higher compared to year ago. At constant currencies the order backlog grew approx. by one third.

The total number or employees at yearend was 1028 (1000). The employment number increased clearly in our Asian operations, but decreased in Europe.

Special Cranes

Special Cranes sales was EUR 214.1 million (178.6). The growth was 19.9 % and at constant currencies 21.6 %.

Both industrial cranes, harbour and shipyard cranes contributed to the growth. The increase in the production of hoisting trolleys and crane components was approx. 20 %. The acquisition of SMV Lifttrucks AB of Sweden has been consolidated into Group numbers from the beginning of November 2004. The products of SMV: container reach stackers, heavy lift trucks and other products form an integral part of the Special Cranes Business Area. The acquisition added approx. EUR 12 million in Special Cranes sales.

The operating income in Special Cranes was EUR 16.0 million (13.1). The growth was 22.1 %. At constant currencies rates the growth was at the same level. The operating income margin was 7.5 % (7.3).

The growth in operating income is attributable to the sales growth and to the results of the efficiency improvement program. The cost reductions due to the program were sufficient to compensate for the negative impact of the weaker dollar. The purchase price increases on certain raw materials and components have been managed by binding fixed price supply agreements or by passing on cost increases to sales prices. The acquisition of SMV contributed also positively to the operating income.

As the year progressed both sales and operating income improved.

Orders received were EUR 243.7 million (184.9). The year on year growth was 31.8 % or at constant currencies 34.0 %. The primary factors behind this growth are the strong demand in Asia and in the global primary metals industry. These developments also fuelled the activity in the mining sector, transportation and power generation. Also SMV Konecranes AB contributed to the growth.

The order backlog developed very positively. The growth from the end of previous year was 41.0 %.

The total number of employees at year end was 675 (614). Excluding the acquisition of SMV Konecranes AB and a headcount increase in our China operations the number of employees decreased.

Group costs and consolidation items

Group level fixed costs, which are not charged directly to the Business Areas, consist mainly of costs relating to R&D, personnel development, development of sourcing activities, treasury and legal functions, development of the Group's structure (M&A) and management. In total these costs were EUR 20.5 million (29.5). The corresponding figure in 2003 included a EUR 12.6 million one-off cost relating to Group's restructuring program. Therefore the comparable underlying costs grew by approx. EUR 3.6 million.

The Group has intensified its sales and marketing activities, development of production and sourcing activities in addition to product development. Also more resources were used for planning and preparing activities related to mergers and acquisitions.

Consolidation items (=amortisation of group goodwill, share of associated companies' result and the elimination of internal profit) were EUR -2.4 million (-2.0). The growth is largely due to increasing eliminations of internal profits.

Risk management and insurances

Risk management is part of the control system of the company. The purpose of risk management is to ensure that the risks related to the business operations of the company are identified and controlled. Risk management is a continuous and systematic activity, which aims to protect from personal injury, safeguard the assets of all Group Companies and the whole Group and to ensure stable and profitable financial performance. For a more detailed description of the Group's risk management policies and principles see Corporate Governance information on the Group's website or annual report.

The Group continuously reviews its insurance policies as part of its overall risk management. Insurances are used to provide sufficient cover to all risks that are economically or otherwise reasonably insurable. With increasing insurance premiums the Group has intensified the use of other risk management methods within its units without lowering its level of protection.

Litigations

In 2004 the co-operation between the Italian associated company Prim S.p.A. and KCI Konecranes Plc and its subsidiaries was terminated. The termination of this co-operation led to several lawsuits between the Group and Prim S.p.A. and its shareholders. Several proceedings are continuing, but the Group does not believe that these legal processes will have a material effect on the financial position of the Group.

The Group has earlier announced that Morris Materials Handling, Inc., one of KCI Konecranes' competitors in North America, filed a lawsuit against KCI Konecranes Plc and Konecranes Inc. (KCI Konecranes' US subsidiary) in the United States District Court, Eastern District of Wisconsin, alleging violation of Morris's intellectual property rights and acts of unfair competition under several causes of action. The process continues and is now in the discovery phase. The Group has issued counterclaims against Morris Material Handling, Inc. The Group does not at the moment have reason to expect the case to have a material effect but decided to include it in the report since Morris Materials Handling, Inc. has communicated in public about the process. For the sake of clarity this litigation concerns the Morris Material Handling, Inc., which is registered in the USA, not the UK based company Morris Material Handling Limited that the Group acquired at the end of 2004.

At the end of year 2004 there were no pending legal processes or business claims that the Group evaluates to have a material effect.

Group structure and important events

The Group made two acquisitions during the fourth quarter. The acquisition of SMV Lifttrucks AB, Swedish reach stacker and heavy lift trucks maker, was closed on 29 October 2004. SMV Lifttrucks AB is complementing the Group's product offering especially for harbours, terminals and warehouses. The name of the company was changed to SMV Konecranes AB and it has been consolidated into the Group figures as of 29 October 2004. The Group closed the acquisition of Morris Material Handling Ltd and its affiliated companies on December 31, 2004. Morris Material Handling Ltd is a leading UK cranes and hoist manufacturer with a strong focus on after market services. Morris Material Handling Ltd financials will be consolidated from January 1, 2005 on. The value of the acquired shares is included in the Group's yearend balance sheet. They are reported under "other shares".

On April 29, 2004 the Group purchased the assets of Dwight Foote, Inc. This Hartford, Connecticut based operation will strengthen the Group's position as crane and service provider in the northeastern U.S. market.

Three subsidiaries in the Special Cranes Business Area were merged to one legal entity in order to simplify the Group's legal structure and save administrational costs. The merged companies were Konecranes Components Corporation, KCI Erikoisnosturit Oy and Konecranes VLC Corporation. The merge was effected on December 31, 2004 and the surviving entity has changed its name to KCI Special Cranes Corporation. Operationally Konecranes VLC (harbour and shipyard cranes) and Process Crane companies were merged to form a unified Special Cranes Business Area under one management. This change was effected as of January 1, 2005.

Suomen Nosturitarkastus Oy and Pirkanmaan Tehdaspalvelu Oy were merged into Konecranes Service Corporation as of December 31, 2004. The merger of Gruaz Mexico S.A. de C.V. into Konecranes Mexico S.A. de C.V. was effected January 1, 2005.

In May 2004 the Group established a wholly-owned subsidiary Konecranes S.r.l. in Italy in order to provide the Italian market with a whole range of Group products and to lay ground for a maintenance services network. In the beginning of June KCI Konecranes and the Kanoo Group established a joint venture company, Crane Industrial Services LLC, in the UAE. The joint venture will offer customers in the Gulf region an easy access to a complete range of overhead lifting solutions including crane maintenance services for all industries and harbours.

The Group continued its efficiency improvement program. In March, 2004 KCI Motors Oy completed labour negotiations on motor production outsourcing. At yearend materially all motors were subcontracted. In May the Group made a decision to double its manufacturing capacity in China. The new production site will be located next to the existing factory in Shanghai. The production range will cover lifting equipment with higher capacities. The site expansion is estimated to be completed in mid 2005 and it will initially create approx. 100 new jobs. The Special Crane manufacturing site in Orleans, France was closed and the operation now concentrates on marketing, sales and procurement of cranes.

In April 15, 2004 KCI Konecranes celebrated its 10th anniversary with a jubilee seminar in Hyvinkää, Finland. The event was attended by some 180 persons from 20 countries including customers, suppliers, press, investors and analysts, board members and present and former Konecranes and KONE top managers.

Important appointments

The Board of Directors appointed Mr. Pekka Lundmark, M.Sc. (Eng.), 41, to the position of Group Executive Vice President as of August 10, 2004. The Board further declared its intention to appoint Mr. Lundmark to the position of Group President and CEO, as the successor of Mr. Stig Gustavson in due time.

Mr. Mikko Uhari was appointed President, Special Cranes Business Area, following the operational merger between Harbour and Shipyard cranes (VLC) and Process Cranes. The appointment was effective as of January 1, 2004.

New Country Executive positions were created, effective as of January 1, 2004. The Country Executives' role involves co-ordination of marketing, sales, service and administration in the respective country or market area. Altogether six Country Executives were appointed to cover the Group's existing main markets.

Share capital, share price performance and trading volume

Pursuant to KCI Konecranes Plc's 1997 bonds with warrants, 1 400 new shares were subscribed for with the warrants and registered in the Finnish Trade Register on December 28, 2004. As a result of the subscriptions, the company's registered share capital increased by EUR 2 800 to EUR 28 620 060 and the total amount of shares increased to 14,310,030.

KCI Konecranes Plc's share price increased by 17.79 % during 2004 and closed at EUR 32.51(27.60). The year high was EUR 35.50 (29.39) and the year low EUR 27.20 (17.20). During the same period the HEX All-Share Index increased by 3.25%, the HEX Portfolio Index by 14.64 % and the HEX Metal & Engineering index by 28.86 %.

The total market capitalisation was at year-end EUR 465.2 (394.9) million, including 210, 650 own shares held by the company, the 39th largest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 15,924,725 shares of KCI Konecranes Plc, which represents 111.3 % of the total amount of outstanding shares. In monetary terms the trading was EUR 490.4 million, which was the 26th largest trading volume of all companies listed on Helsinki Stock Exchange.

The company's own shares

On 29 October 2004, KCI Konecranes transferred 53,450 of the company's own shares as partial consideration in the acquisition of SMV Lifttrucks AB. At the end of 2004, KCI Konecranes Plc held 210,650 of the company's own shares with a

nominal value of 421,300 euros. The shares were bought back between February 20 and March 5, 2003 at an average price of EUR 20.75 per share.

Extraordinary shareholders' meeting

An extraordinary general meeting of KCI Konecranes Plc held on 10 December 2004 decided to pay an extraordinary dividend of one euro per share, based on the approved balance sheet for the fiscal year 2003, as proposed by the company's Board of Directors. The Board emphasised the extraordinary nature of the proposed additional dividend.

Dividend proposal

The Board of Directors proposes to the AGM that a dividend of EUR 1.05 per share will be paid for the fiscal year 2004. The dividend will be paid to shareholders, who are entered in the share register on the record date March 15, 2005. Dividend payment date is March 22, 2005.

Helsinki, 11 February, 2005
Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.

Adoption of IFRS Accounting principles

The first published IFRS-closing of accounts of the Group will be prepared from financial year 2005.

The main changes to the Group's accounting principals as a result of the implementation of IFRS standards are:
Replacement of Goodwill amortization by goodwill impairment testing.
Valuation and periodizing of defined benefit pension plans.
Application of fair values in derivative financial instruments.
Treatment of own shares.
Recognition of deferred taxes of all IFRS-adjustments.
Valuation and measurement of equity-settled, share-based payments.

The Group has applied already during previous years the percentage of completion (POC) -method in revenue recognition and accounting for leases according to IFRS.

The 2004 opening balance with a reconciliation between Finnish GAAP and IFRS and the comparative statement of income and balance sheet will be published on 19 April 2005, before the publication of Q1/ 2005 interim report.

Important orders

Here are some examples on orders received during October-December 2004. The list illustrates our reach, both in terms of customer base and geographical coverage.

KCI Konecranes won a prestigious contract for a comprehensive refurbishment of five cranes within the BAE Systems Submarine build facility at Barrow-in-Furness, England. These cranes were originally supplied by Konecranes (UK) Ltd in the 1980s.

KCI Konecranes finalised the agreement with Russian steelmaker OAO Magnitogorsk Metallurgicheski Kombinat (MMK) regarding the supply of 26 cranes to its plant in Magnitogorsk, Southern Ural, Russia.

Al Rajhi Steel Industries ordered, through Konecranes local partner, seven steel mill cranes for an expansion project in Saudia Arabia.

Maschinenfabrik Herkules GmbH (Germany) ordered two steel mill cranes with full automation for their mill in Angan, China.

Codelco Norte of Chile ordered, through Konecranes' local partner, three process cranes to be used in copper production at their plant in Chuquicamata, Chile. The cranes feature a very high degree of automation and will serve as a valuable reference for other similar projects in South America.

Toyota ordered a heavy-duty process crane for its new stamping plant in Velenciennes, France.

Norwegian paper giant Norske Skog's mill in Albury, New South Wales, Australia ordered a heavy-duty paper mill crane part of the mill's expansion. The business environment in Australia is booming with activities especially in the paper and steel sectors.

Chelan County Public Utility District No 1, in Wenatchee, Washington, USA ordered several power station cranes for its Rock Island Powerhouse Upgrade Project.

Austrian Energy & Environment AG bought a fully automated crane for handling wooden shreds at the BMKW Bischofferode project (end customer Stadtwerke Leipzig) in Germany. For the same project Metz Anlagentechnik GmbH of Germany ordered a gantry crane with grab for wood handling.

Beijing Heavy Motors ordered the winches and key components for several new cranes to be used for manufacturing and sampling of heavy diesel engines in shipyards, through its local partner.

DEVELOPMENT BY BUSINESS AND MARKET AREAS

Order Intake by Business Area

	2004 MEUR	% of 2004 total	2003 MEUR	% of 2003 total
Maintenance Services	308.4(1	39	269.0[1)]	40
Standard Lifting Equipment	246.6	31	220.3	33
Special Cranes	243.7	30	184.9	27
./. Internal	-61.9		-62.4	
Total	736.9(1	100	611.9(1	100

1) Excl. Service Contract Base

Order Book (2

	2004 MEUR	2003 MEUR
Total	298.8	211.2

2) Percentage of completion deducted

Sales by Business Area

	2004 MEUR	% of 2004 total	2003 MEUR	% of 2003 total
Maintenance Services	344.6	44	338.8	46
Standard Lifting Equipment	231.2	29	212.3	29
Special Cranes	214.1	27	178.6	25
./. Internal	-62.0		-65.2	
Total	728.0	100	664.5	100

Operating Income by Business Area (MEUR)

	2004 Operating Income	% of 2004 total sales	2003 Operating Income	% of 2003 total sales
Maintenance Services	23.3	6.8	22.4	6.6
Standard Lifting Equipment	21.0	9.1	17.6	8.3
Special Cranes	16.0	7.5	13.1	7.3
Group costs	-20.5		-29.5	
Consolidation items	-2.4		-2.0	
Total	37.4		21.5	

Sales by Market

	2004 MEUR	% of 2004 total	2003 MEUR	% of 2003 total
Nordic and Eastern Europe	140.9	19	165.1	25
EU (excl. Nordic)	222.5	31	178.6	27
Americas	215.1	30	221.3	33
Asia-Pacific	149.4	20	99.6	15
Total	728.0	100	664.5	100

Personnel by Business Area (at the End of the Period)

	2004	% of 2004 total	2003	% of 2003 total
Maintenance Services	2,685	59	2,622	60
Standard Lifting Equipment	1,028	23	1,000	23
Special Cranes	675	15	614	14
Group Staff	123	3	114	3
Total Company	4,511	100	4,350	100

FINANCIAL PERFORMANCE

Statement of Income	2004 MEUR	2003 MEUR
Sales	728.0	664.5
Other operating income	2.3	2.1
Share of result of participating interest undertakings	-0.5	-0.3
Depreciation and reduction in value	-14.6	-16.5
Other operating expenses	-677.9	-628.4
Operating profit	37.4	21.5
Financial income and expenses1)	-3.6	-2.6
Income after financing items	33.7	18.9
Extraordinary items	0.0	-8.1
Taxes	-10.7	-4.0
Net income	23.0	6.7

1)Financial income and expenses	2004 MEUR	2003 MEUR
Dividend income	0.2	0.0
Interest income from current assets	1.3	1.1
Other financial income	0.4	1.0
Interest expenses	-4.8	-4.2
Other financial expenses	-0.7	-0.6
Total	-3.6	-2.6

Investments

	2004 MEUR	2003 MEUR
Total (excl. Acquisitions)	11.8	12.4

CONSOLIDATED BALANCE SHEET

ASSETS	31.12.2004	31.12.2003
Non-current assets	MEUR	MEUR
INTANGIBLE ASSETS		
Intangible rights	6.6	5.4
Goodwill	12.2	13.9
Group goodwill	23.5	5.4
Advance payments	3.7	7.9
	46.1	32.6
TANGIBLE ASSETS		
Land	3.8	3.9
Buildings	18.1	18.9
Machinery and equipment	31.1	31.3
Advance payments and construction in progress	1.8	1.0
	54.9	55.0
INVESTMENTS		
Participating interests	3.1	3.5
Other shares and similar rights of ownership	8.6	1.5
Own shares	4.4	5.5
	16.0	10.4
Current assets		

INVENTORIES		
Raw materials and semi-manufactured goods	50.2	36.6
Work in progress	55.4	33.0
Advance payments	3.2	2.9
	108.8	72.4
LONG-TERM RECEIVABLES		
Loans receivable	0.2	0.1
Other receivables	0.0	0.3
	0.2	0.4
SHORT-TERM RECEIVABLES		
Accounts receivable	146.6	126.4
Amounts owed by participating interest undertakings	1.3	2.0
Other receivables	14.1	11.3
Deferred tax assets	5.6	6.0
Deferred assets	79.5	72.4
	247.1	218.3
CASH IN HAND AND AT BANKS	20.4	13.2
Total current assets	376.5	304.2
TOTAL ASSETS	493.4	402.2

SHAREHOLDERS' EQUITY AND LIABILITIES	31.12.2004 MEUR	31.12.2003 MEUR
Equity		
Share capital	28.6	28.6
Share premium account	22.3	21.8
Reserve for own shares	4.4	5.5
Equity share of untaxed reserves	2.8	3.4
Translation difference	-6.4	-5.9
Retained earnings	83.3	103.2
Net income for the period	23.0	6.7
	157.9	163.4
Minority share	0.1	0.1
Provisions	15.4	20.3
Liabilities		
LONG-TERM DEBT		
Bonds	0.0	25.0
Pension loans	1.0	1.5
Other loans	3.8	4.0
Deferred tax liability	2.5	2.0
	7.3	32.5
CURRENT LIABILITIES		
Loans from credit institutions	2.8	1.3
Bonds	25.0	0.0
Pension loans	0.5	0.5
Advance payments received	41.1	26.2
Accounts payable	64.1	49.6
Amounts owed to participating interest undertakings	0.0	0.1
Other short-term liabilities	105.3	37.3
Accruals	73.9	70.9
	312.7	185.9
Total liabilities	320.0	218.4

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	493.4	402.2

Net Interest bearing liabilities	31.12.2004 MEUR	31.12.2003 MEUR
Long- and short-term interest bearing liabilities	-123.9	-57.1
Cash and cash equivalents and other interest bearing assets	20.6	13.3
Total	-103.3	-43.8

Contingent Liabilities and Pledged Assets (MEUR)

CONTINGENT LIABILITIES	2004	2003
For own debts		
Mortgages on land and buildings	5.9	5.9
For own commercial obligations		
Pledged assets	0.3	0.8
Guarantees	101.5	159.5
For associated company's debt		
Guarantees	0.8	0.8
For others		
Guarantees	0.1	0.1
OTHER CONTINGENT AND FINANCIAL LIABILITIES		
Leasing liabilities		
Next year	6.8	6.7
Later on	15.7	11.6
Other liabilities	1.2	1.3
Total	132.3	186.7

Leasing contracts follow the normal practices in corresponding countries.

Total by Category		
Mortgages on land and buildings	5.9	5.9
Pledged assets	0.3	0.8
Guarantees	102.4	160.4
Other liabilities	23.7	19.6
Total	132.3	186.7

Notional Amounts of Derivative Financial Instruments (MEUR)

	2004	2003
Foreign exchange forward contracts	538.5	441.7
Interest rate swap	25.0	25.0
Total	563.5	466.7

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged order book represents approximately one third of the total notional amounts.

CONSOLIDATED CASH FLOW	2004 MEUR	2003 MEUR
Operating income	37.4	21.5
Depreciation	14.6	16.5
Financing income and expenses	-1.7	2.6
Taxes	-11.1	-8.6
Other adjustments (1	-0.2	0.7
Free Cash flow	39.1	32.7
Increase (-), decrease (+) in current assets	-32.6	-26.3
Increase (-), decrease (+) in inventories	-38.1	-2.7
Increase (+), decrease (-) in current liabilities	35.8	20.6
Cash flow from operations	4.2	24.2
Capital expenditure and advance payments to machines	-9.1	-9.1
Capital expenditure and advance payments to intangible and financial assets	-0.3	-1.3
Fixed assets of acquired companies	-25.9	-2.1
Purchase of own shares	0.0	-5.5
Disposals of fixed assets	1.6	0.7
Investments total	-33.8	-17.3
Cash flow before financing	-29.6	6.9
Change of long-term debt, increase (+), decrease (-)	-25.5	-0.6
Change of short-term interest-bearing debt, increase (+), decrease (-)	90.9	6.0
Dividend paid	-28.1	-13.3
External financing	37.2	-7.9
Correction items (2	-0.4	-1.1
Net financing	7.2	-2.0
Cash and bank deposit at beginning of period	13.2	15.2
Cash and bank deposit at end of period	20.4	13.2
Change of cash	7.2	-2.0

1) Other adjustments includes items such as the effect of the result of participating
interest undertakings, the profit / loss from disposal of assets and the finance lease installments.

2) Translation difference in cash in hand and at banks.

KCI KONECRANES GROUP 2000-2004

Business development		2004	2003	2002	2001	2000
Order intake	MEUR	736.9	611.9	598.9	679.1	764.4
Order book	MEUR	298.8	211.2	206.0	279.7	308.8
Net sales	MEUR	728.0	664.5	713.6	756.3	703.0
of which outside Finland	MEUR	653.5	599.4	634.2	679.2	644.2
Export from Finland	MEUR	273.4	258.9	256.9	263.5	217.8
Personnel on average		4,369	4,423	4,396	4,434	4,244
Capital expenditure	MEUR	11.8	12.4	13.9	11.3	14.7
as a percentage of net sales	%	1.6	1.9	1.9	1.5	2.1
Research and development costs	MEUR	8.5	7.9	8.2	7.7	6.9
as % of Standard Lifting Equipment 1)	%	3.7	3.7	4.0	3.1	2.7
as % of Group net sales	%	1.2	1.2	1.1	1.0	1.0
Profitability						
Net sales	MEUR	728.0	664.5	713.6	756.3	703.0
Income from operations (before goodwill amortization)	MEUR	39.4	24.8	40.9	59.4	43.7
as percentage of net sales	%	5.4	3.7	5.7	7.9	6.2
Operating income	MEUR	37.4	21.5	37.6	55.3	39.6
as percentage of net sales	%	5.1	3.2	5.3	7.3	5.6
Income before extraordinary items	MEUR	33.7	18.9	36.5	52.4	34.0
as percentage of net sales	%	4.6	2.8	5.1	6.9	4.8
Income before taxes	MEUR	33.7	10.7	36.5	52.4	34.0
as percentage of net sales	%	4.6	1.6	5.1	6.9	4.8
Net income	MEUR	23.0	6.7	24.6	35.3	23.4
as percentage of net sales	%	3.2	1.0	3.4	4.7	3.3
Key figures and balance sheet						
Shareholders' equity	MEUR	157.9	163.4	173.2	180.2	155.3
Balance Sheet	MEUR	493.4	402.2	397.1	455.9	450.0
Return on equity	%	14.8	7.5	14.2	22.0	16.4
Return on capital employed	%	15.9	10.8	17.8	24.3	19.4
Current ratio		1.2	1.5	1.6	1.6	1.4
Solidity	%	34.3	42.6	45.5	41.4	35.8
Gearing	%	67.2	27.8	19.1	28.9	57.7

Shares in figures

Earnings per share	EUR	1.64	0.88	1.69	2.40	1.59
Equity per share	EUR	10.89	11.24	12.11	11.75	10.06
Cash flow per share	EUR	0.30	1.72	4.54	2.93	- 0.29
Dividend per share	EUR	1.05*	2.00**	0.95	0.90	0.71
Dividend/earnings	%	64.0	227.3	56.2	37.5	44.7
Effective dividend yield	%	3.2	7.2	4.1	3.2	2.6
Price/earnings		19.8	31.4	13.8	11.9	17.0
Trading low / high	EUR	27.20/ 35.50	17.20/ 29.39	19.80/ 36.83	25.00/ 38.46	25.10/ 39.90
Average share price	EUR	30.79	22.49	28.74	31.72	32.67
Year-end market capitalization	MEUR	458.4	387.6	333.2	427.5	405.0
Number traded	(1000)	15,925	12,662	11,939	8,581	7,379
Stock turnover	%	112.9	90.2	83.4	57.2	49.2

* The Board's proposal to the AGM

**1 EUR by decision of ordinary and 1 EUR of extraordinary general meeting

1) R&D serves mainly Standard Lifting Equipment

CALCULATION OF KEY FIGURES

Return on equity = ((Income before extraordinary items - taxes) : (Equity - own shares (average during the period)) x 100

Return on capital employed = ((Income before taxes + interest paid + other financing cost) : (Total amount of equity and liabilities - non-interest bearing debts - own shares (average during the period)) x 100

Current ratio = Current assets : Current liabilities

Solidity = ((Shareholders' equity - own shares) : (Total amount of equity and liabilities - advance payment received - own shares)) x 100

Gearing = ((Interest-bearing liabilities - liquid assets - loans receivable) : (Shareholders equity + minority share - own shares)) x 100

Earnings per share = (Net income +/- extraordinary items) : (Number of shares - number of own shares)

Equity per share = (Shareholders' equity in balance sheet - own shares) : (Number of shares - number of own shares)

Cash flow per share = Cash flow from operations : (Number of shares – number of own shares)

Effective dividend yield = (Dividend per share : Share price at the end of financial year) x 100

Price per earnings = Share price at the end of financial year : Earnings per share

Henkilöstö keskimäärin = Vuosineljänneksistä laskettujen lukumäärien keskiarvo

Huom! Luvut pyöristetty lähimpään 0,1 MEUR:oon. Tunnusluvut on laskettu tarkoista arvoista.

Osinkoehdotus

Hallitus ehdottaa varsinaiselle yhtiökokoukselle, että osinkoa maksetaan 1,05 euroa osakkeelta. Osinko maksetaan osakkeenomistajille, jotka ovat rekisteröityneet osakasrekisteriin täsmäytyspäivänä 15.3.2005. Osinkojen maksupäivä on 22.3.2005.

Tiedotustilaisuus analyytikoille ja lehdistölle

KCI Konecranes järjestää tänään klo 12.00 tiedotustilaisuuden analyytikoille ja lehdistölle Helsingissä World Trade Centerin Marskin salissa (os. Aleksanterinkatu 17, 2. kerros).

Puhelinkonferenssi

Kansainvälinen puhelinkonferenssi järjestetään tänään 11.2.2005 klo 16.00. Siihen voi osallistua soittamalla numeroon +44-(0)20 7162 0181. Osallistujia pyydetään soittamaan klo 15.50. Esiteltävä graafinen materiaali on raportin liitteenä internetissä. Puhelinkonferenssi nauhoitetaan, ja sen voi seuraavien kahden työpäivän aikana kuunnella puhelinnumerosta +44-(0)20 7031 4064, koodi 631239.

Internet

Tämä tiedote on myös internet-sivullamme www.kcigroup.com. Myös äänitys toimitusjohtaja Stig Gustavsonin esityksestä puhelinkonferenssissa taltioidaan internet-sivullemme myöhemmin 11.2. (tilinpäätöstiedotteen yhteyteen).

Varsinainen yhtiökokous

Vuoden 2005 varsinainen yhtiökokous pidetään 10.3.2005 klo 11.00 konsernin pääkonttorissa (os. Koneenkatu 8, 05830 Hyvinkää). Tiedote yhtiökokouksessa tehdyistä päätöksistä julkistetaan välittömästi kokouksen päätyttyä.

Hallituksen esitykset yhtiökokoukselle julkistetaan 11.2.2005.

Seuraava katsaus

Osavuosikatsaus, ensimmäinen vuosineljännes, julkistetaan 3.5.2005 klo 10.00.

Graafit

Graafinen esitysmateriaali on raportin liitteenä internetissä osoitteessa www.kcigroup.com.

KCI KONECRANES OYJ



Franciska Janzon
Sijoittajasuhdepäällikkö

LISÄTIETOJA

Stig Gustavson, toimitusjohtaja, puh. 020 427 2000
Pekka Lundmark, konsernin varatoimitusjohtaja, puh. 020 427 2005
Teuvo Rintamäki, finanssijohtaja, puh. 020 427 2040
Franciska Janzon, sijoittajasuhdepäällikkö, puh. 020 427 2043

JAKELU

Helsingin Pörssi
Keskeiset tiedotusvälineet

STIG GUSTAVSON TO CHAIR THE BOARD OF KCI KONECRANES, PEKKA LUNDMARK TO BECOME PRESIDENT AND CEO

Mr. Stig Gustavson has informed the Board of KCI Konecranes Plc of his intention to retire at the age of 60, as permitted under his contract with the company. Mr. Gustavson will reach the age of 60 on June 17, 2005.

The Board has stated its intention to elect Mr. Gustavson Chairman of the Board in its meeting to be held on June 17, 2005.

The Board has further reconfirmed its intention to appoint Mr. Pekka Lundmark, Group Vice President of KCI Konecranes Group since August 2004, as President and CEO of the Group in its meeting to be held on June 17, 2005. Mr. Björn Savén, Chairman of the Board, has confirmed his willingness to continue as a member of the Board. The Board has stated its intention to elect Mr. Savén Vice Chairman of the Board in the same meeting.

The final decisions outlined above will be made by the Board in its composition as elected by the Annual Meeting of shareholders on March 10, 2005.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2004, Group sales totalled EUR 728 million. The Group has 4850 employees in 35 countries all over the world.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr. Björn Savén, Chairman, tel. + 46-8 6789500
Mr. Stig Gustavson, President & CEO, tel. +358-400 411119
Mr. Pekka Lundmark, Group Vice President, tel. +358-40 821 0638

DISTRIBUTION
Helsinki Stock Exchange
Media

PROPOSALS OF THE BOARD OF DIRECTORS OF KCI KONECRANES PLC TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS 2005

Proposal to distribute a dividend of EUR 1.05 per share.
Proposal for the authorisation of the Board to repurchase the Company's own shares.
Proposal for the authorisation of the Board to dispose of own shares held by the Company.

The Annual General Meeting of Shareholders will be held on 10 March, 2005. The notice to convene the AGM will be published in the newspapers Helsingin Sanomat and Hufvudstadsbladet and as a separate release on 16 February, 2005.

Proposal of the Board to distribute dividend

The Board of Directors of KCI Konecranes International Plc proposes to the Annual General Meeting of Shareholders that a dividend of EUR 1.05 be paid on each of the 14,099,380 shares for a total of EUR 14,804,349.00 and that the rest EUR 52,790,376.89 be retained and carried forward. The company holds 210,650 shares on which dividend shall not be paid.

Authorisation of the Board of Directors to repurchase the Company's own shares

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares by using funds available for distribution of profit as follows:

The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel or to pay remuneration for services rendered, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled.

Altogether no more than 1.431.003 shares may be repurchased, however no more than the amount of shares, which together with shares held by the company or its subsidiaries corresponds to 10 per cent of the share capital and of the voting rights attached to the shares. The proposal is based on the presumption that the amendment of the Companies Act (HE 282/2004), which is pending in the Parliament, becomes effective before the authorisation becomes effective or during its period of validity. Prior to the entry into force of the amended act, the maximum amount covered by the authorisation is 715.501 shares, however no more than the amount of shares, which together with shares held by the company or its subsidiaries corresponds to 5 per cent of the share capital and of the voting rights attached to the shares.

The repurchase of shares will be executed by purchasing shares through public trading on the Helsinki Stock Exchange. The repurchase price must be based on the market price of the Company's share in public trading. The Company may in such context enter into customary derivative, share lending or other arrangements within the limits set out by law and other regulations. The repurchase price will be paid to the sellers of shares within the time period specified in the Rules of Helsinki Stock Exchange and the Rules of Finnish Central Securities Depository Ltd.

The shares will not be repurchased in proportion to the holdings of the shareholders as the repurchases of shares are executed by purchasing shares through public trading.

Repurchases will reduce the Company's distributable retained earnings.

As the maximum number of the shares to be repurchased does not exceed 10 per cent of the share capital and does not exceed 10 per cent of the voting rights attached to the shares, the repurchase will have no significant effect on the relative holdings of the shareholders of the Company or the voting powers among them.

The authorisation shall be effective as of 10 March, 2005 until 9 March, 2006.

Authorisation of the Board of Directors to dispose of own shares held by the Company

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to dispose of shares repurchased by the Company as follows:

The authorisation is limited to a maximum of 1.431.003 shares. The number of shares covered by the authorisation corresponds to a maximum of 10 per cent of the share capital of the Company and of the voting rights attached to the shares. Prior to the entry into force of the pending amendment of the Companies Act (HE 282/2004), the authorisation is limited to a maximum amount of 715.501 shares, which corresponds to a maximum of 5 per cent of the share capital and of the voting rights attached to the shares. The shares may be disposed of in one or several lots of shares.

The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel or to pay remuneration for services rendered. The Company may in such context enter into customary derivative, share lending or other arrangements within the limits set out by law and other regulations. The shares may also be disposed of by selling them through public trading.

The Board of Directors is authorised to resolve to dispose of the shares in another proportion than that of the shareholders' pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist from the Company's perspective. Financing or implementation of acquisitions or other arrangements or granting incentives to key personnel or paying remuneration for services rendered may be regarded as weighty financial grounds from the Company's perspective.

The Board of Directors is authorised to resolve on the transfer price, on the grounds for determining the transfer price and on the disposal of shares against other than pecuniary consideration.

The authorisation is not proposed to include disposal of shares for the benefit of persons belonging to the inner circle of the Company referred to in Chapter 1, Section 4, Paragraph 1 of the Companies Act.

The authorisation shall be effective as of 10 March, 2005 until 9 March, 2006.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Ms Sirpa Poitsalo, Director, General Counsel
Tel. +358-20 427 2011

DISTRIBUTION
Helsinki Stock Exchange
Media